Exhibit (a)(1)(t)

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EDS Stock Option Exchange Program

Last Updated: 25 AUG 2003

The EDS Stock Option Exchange Program provides eligible employees the opportunity to exchange certain underwater stock options for a lesser number of new options to be granted in the first quarter of 2004, subject to the terms of the EDS Offer to Exchange.

Stock options eligible for the exchange program include:

•	PerformanceShare Plan options

•	Global Share options granted in 2000-01

•	EDS Transition Incentive Plan options

•	EDS Incentive Plan options granted before 1 October 2002

(Stock options from the second Global Share grant in 2002 are not eligible for this exchange.)

If you elect to exchange your eligible options, all your eligible stock options will be cancelled and a lesser number of new options will be granted subject to the terms of the Offer to Exchange. The new option grant price will generally be set at fair market value (FMV) on the grant date in 2004 (approximately six months and one day after the end of the tender offer period). If an employee elects to retain his or her current stock options, the original terms of each grant will remain the same as when they were awarded.

To exchange your options, you must make your election between 25 August and 7 p.m. on 23 September 2003 (U.S. Eastern time zone). As described in the EDS Offer to Exchange, this election may generally be made via the Internet, through an automated telephone election system, or by calling Mellon Investor Services. In all cases, a Personalized Identification Number (PIN) will be required. This number was provided to all participants at the beginning of the election period via e-mail, printed mail or by hand-carried documents.

For detailed instructions on how to make an election, employees should refer to the Offer to Exchange.

All participants are urged to read the Offer to Exchange, which describes the terms and conditions of the EDS Stock Option Exchange Program. For more details regarding the EDS Stock Option Exchange Program, please review the downloadable files below:

Offer to Exchange

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•	Français (Quebec)

•	Portugues

•	Nederlands

Site Summary (to Help You Navigate the Web site)

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Online presentation about stock options and the EDS Stock Option Exchange Program

To help you better understand the exchange program, EDS Stock Plans Administration has developed an Internet-based, online presentation. This presentation, which discusses both stock options in general and the EDS exchange program, lasts approximately 30 minutes and will be available 24 hours a day through the end of the election period. To review this presentation, please access http://www.talkpoint.com/viewer/starthere.asp?pres=103031. Once you access the Web site, you may view the slides in sequential order or select any individual slide to review a specific point.

Contact:

Mellon Investor Services: 1 866 337 6781 or 1 201 296 4177

EDSinquiries@melloninvestor.com